June 17, 2019

Lucas Sodr
Chief Executive Officer
VIVI HOLDINGS, INC.
951 Yamato Road, Suite 101
Boca Raton, FL 33431

       Re: VIVI HOLDINGS, INC.
           Registration Statement on Form 10-12G
           Filed May 7, 2019
           File No. 000-56009

Dear Mr. Sodr :

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Bracha Pollack